UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934
(Amendment No. N/A)

Brooklyn ImmunoTherapeutics, Inc.
(Name of Issuer)

Common Stock, $0.005 par value
(Title of Class of Securities)

114082100
(CUSIP Number)

March 25, 2021
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 114082100

1	NAMES OF REPORTING PERSONS
Nicholas Jason Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,791,983 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
3,791,983 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,791,983 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.13%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consisting of (i) 1,900,452 shares of common stock held by Purchase Capital LLC and (ii) 1,891,531 shares of common stock held by Pacific Premier Trust as Custodian for the benefit of Nicholas J. Singer.  The Reporting Person maintains sole voting and dispositive control over the foregoing shares.

(2)	Based on 41,514,166 shares of common stock outstanding, as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 31, 2021.

CUSIP No. 114082100

Item 1(a)	Name of Issuer:

The name of the issuer is Brooklyn ImmunoTherapeutics, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

140 58th Street, Building A, Suite 2100, Brooklyn, New York 11220

Item 2(a)	Name of Person Filing:

Nicholas Jason Singer

Item 2(b)	Address or Principal Business Office or, if none, Residence:

1395 Brickell Avenue, Suite 800, Miami, Florida 33131

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock, $0.005, of the Issuer

Item 2(e)	CUSIP Number:

114082100

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership.

The information contained in Item 5 through and including Item 11 on the cover page of this Schedule 13G, including the footnotes thereto, is incorporated by reference in this Item 4.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 114082100

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

Not applicable.

CUSIP No. 11408210

SIGNATURES

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2021
/s/ Nicholas Jason Singer
	Name:	Nicholas Jason Singer